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                FY2005 Semi-Annual Consolidated Financial Results
                   (April 1, 2004 through September 30, 2004)
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

                                                                November 1, 2004

Company name                                               : Toyota Motor Corporation
Stock exchanges on which the shares are listed             : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                             Stock Exchanges in Japan
Code number                                                : 7203
Location of the head office                                : Aichi Prefecture
URL                                                        : http://www.toyota.co.jp
Representative                                             : Fujio Cho, President
Contact person                                             : Masaki Nakatsugawa, General Manager, Accounting Division
                                                             Tel. (0565) 28-2121
Date of the meeting of the Board of Directors for          : Monday, November 1, 2004
FY2005 semi-annual financial results
Whether or not to be prepared in accordance with           : Yes
accounting principles generally accepted in the
United States of America

Results of FY2005 Semi-Annual (April 1, 2004 through September 30, 2004)

(1) Consolidated financial results                                                (Amounts are rounded to the nearest million yen.)
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                                                                                                     Income before income taxes,
                                                                                                   minority interest and equity in
                                        Net revenues                 Operating income             earnings of affiliated companies
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                                 Million yen             %       Million yen                %         Million yen                 %
FY2005 semi-annual                 9,025,665         (9.7)           866,249           (12.8)             913,215            (12.5)
FY2004 semi-annual                 8,224,241         (8.0)           767,769           (12.1)             812,013            (13.7)
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FY2004                            17,294,760                       1,666,890                            1,765,793
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                                         Net income                    Net income per share                 Net income per share
                                                                              - basic                            - diluted
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                                 Million yen              %                               Yen                                   Yen
FY2005 semi-annual                   584,038         (11.4)                            176.32                                176.28
FY2004 semi-annual                   524,460         (23.2)                            153.36                                153.35
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FY2004                             1,162,098                                           342.90                                342.86
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
Note 1: Equity in earnings of affiliated companies: FY2005 semi-annual 58,813 million yen, FY2004 semi-annual 40,993 million yen, FY2004 120,295 million yen.
Note 2: Average number of shares issued and outstanding in each period (consolidated): FY2005 semi-annual 3,312,441,907 shares, FY2004 semi-annual 3,419,900,609 shares, FY2004 3,389,074,481 shares.
Note 3: Regarding net revenues, operating income, income before income taxes, minority interest and equity in earnings of affiliated companies and net income, the figures in parentheses show percentage of changes from the corresponding period of the preceding year.

(2) Consolidated financial position
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                                   Total assets         Shareholders' equity            Ratio of           Shareholders' equity per
                                                                                    shareholders' equity             share
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                                      Million yen                Million yen                           %                        Yen
FY2005 semi-annual                     23,310,194                  8,542,076                        36.6                   2,602.72
FY2004 semi-annual                     20,777,120                  7,572,474                        36.4                   2,228.52
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FY2004                                 22,040,228                  8,178,567                        37.1                   2,456.08
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Note:  Number of shares issued and outstanding at the end of each period
       (consolidated): FY2005 semi-annual 3,281,975,074 shares, FY2004 semi-annual 3,397,982,312 shares, FY2004 3,329,921,097 shares.

(3) Consolidated cash flows
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                                                                                                                Cash and cash
                                 From operating            From investing               From financing      equivalents at the end
                                   activities                activities                  activities              of the period
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                                  Million yen                Million yen                 Million yen                Million yen
FY2005 semi-annual                  1,367,973                (1,760,291)                     151,569                  1,528,243
FY2004 semi-annual                  1,112,924                (1,472,104)                      48,399                  1,243,211
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FY2004                              2,283,023                (2,312,784)                     242,223                  1,729,776
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


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                FY2005 Semi-Annual Consolidated Financial Results
                   (April 1, 2004 through September 30, 2004)
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

    (4) Scope of consolidation and equity method

      Number of consolidated subsidiaries                    540 companies
      Number of affiliated companies                         226 companies
      Number of affiliated companies
          accounted for under the equity method               56 companies

    (5) Changes in scope of consolidation and equity method

      Consolidated subsidiaries
               (increase)      8 companies   Toyota Norge AS, Guangqi Toyota
                                             Engine Co., Ltd., Toyota Faw
                                             (Tianjin) Dies Co., Ltd., etc.
               (decrease)     22 companies   Takanichi Co., Ltd., TOYOTA VISTA
                                             TOKYO MOTOR SALES CO., LTD., etc.

      Affiliated companies accounted for under the equity method
               (increase)      3 companies   Takanichi Co., Ltd., Faw Toyota
                                             Motor Sales Co., Ltd., Toyota
                                             Peugeot Citroen Automobile Czech,
                                             s.r.o.
               (decrease)            None